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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       FRONTIER ADJUSTERS OF AMERICA, INC.
                       -----------------------------------
                                (Name of Issuer)

                             SHARES OF COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   359050-10-1
                                 --------------
                                 (CUSIP Number)


                             STEPHEN A. MARKUS, ESQ.
                                ULMER & BERNE LLP
                         1300 EAST 9TH STREET, SUITE 900
                           CLEVELAND, OHIO 44114-1583
                                 (216) 621-8400
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 2, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 359050-10-1            SCHEDULE 13D/A               Page 2 of 11 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Merrymeeting, Inc.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    BK, WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     5,258,513
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     5,258,513
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,258,513
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    58.7%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                         ------------------
CUSIP NO. 359050-10-1            SCHEDULE 13D/A               Page 3 of 11 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    IVM Intersurer BV
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    The Netherlands
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     2,629,257
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     2,629,257
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,629,257
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*(1)[X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------
(1) IVM Intersurer BV, a Netherlands holding company ("IVM"), is a 50% shareholder of Merrymeeting, Inc., a Delaware corporation ("MMI"), which owns 5,258,513 shares of Frontier Adjusters of America, Inc., an Arizona corporation ("Frontier"). This amount includes only 2,629,257 shares, or 50%, of the Frontier shares held by MMI. IVM disclaims any beneficial interest in the other 2,629,256 shares of Frontier held by MMI, which are not included in Item No. 11 above. This report shall not be deemed an admission that IVM is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

---------------------                                         ------------------
CUSIP NO. 359050-10-1            SCHEDULE 13D/A               Page 4 of 11 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Patrick Enthoven
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    South Africa
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER

     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     2,629,257
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     2,629,257
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,629,257
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*(2)[X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------
(2) Patrick Enthoven is the Chief Advisor of Insurance Operations (but is not a shareholder) of IVM, which is a 50% shareholder of MMI, which owns 5,258,513 shares of Frontier. This amount includes only 2,629,257 shares, or 50%, of the Frontier shares held by MMI. Mr. Enthoven disclaims any beneficial interest in the other 2,629,256 shares of Frontier held by MMI, which are not included in Item No. 11 above. This report shall not be deemed an admission that Mr. Enthoven is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

---------------------                                         ------------------
CUSIP NO. 359050-10-1            SCHEDULE 13D/A               Page 5 of 11 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John M. Davies
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     2,629,257
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     2,629,257
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,629,757
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*(3)[X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    29.4%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------
(3) John M. Davies is a 50% shareholder of MMI, which owns 5,258,513 shares of Frontier. This amount includes only 2,629,257 shares, or 50%, of the Frontier shares held by MMI. Mr. Davies disclaims any beneficial interest in the other 2,629,256 shares of Frontier held by MMI, which are not included in Item No. 11 above. This report shall not be deemed an admission that Mr. Davies is the beneficial owner of such securities for purposes of
     Section 16 or for any other purpose.

---------------------                                         ------------------
CUSIP NO. 359050-10-1            SCHEDULE 13D/A               Page 6 of 11 Pages
---------------------                                         ------------------

Merrymeeting, Inc., a Delaware corporation ("MMI"), IVM Intersurer BV, a Netherlands holding company ("IVM"), Patrick Enthoven and John M. Davies (the "Reporting Persons") filed a Statement with the SEC on Schedule 13D (the "Statement") related to Frontier Adjusters of America, Inc.'s (the "Company") common stock, par value $0.01 per share (the "Common Stock") on May 14, 2001. The undersigned are amending such Statement to correct a scrivener's error on page 5, line 11 of the Statement, to correct Mr. Enthoven's title with IVM, to provide the legal name and state of formation of the Taro Trust in Items 2(2) and 2(6) and to file Exhibit 1 in its final form.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed collectively by MMI; IVM, by virtue of its ownership of 50% of the outstanding share capital of MMI; Patrick Enthoven, by virtue of the delegation to him by IVM of voting and dispositive powers in connection with the Common Stock beneficially owned by IVM; and John M. Davies, by virtue of his ownership of 50% of the outstanding share capital of MMI, pursuant to their agreement to the collective filing of this Statement. Each of the aforementioned entities and individuals are referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons."

1.   MMI
     c/o Ulmer & Berne LLP
     1300 East 9th Street, Suite 900
     Cleveland, Ohio 44114-1583.

     MMI is a newly formed Delaware corporation the purpose of which is to hold the shares of Common Stock purchased by MMI from UFAC. MMI's outstanding share capital is owned 50% by IVM and 50% by John M. Davies. Its officers and directors are Patrick Enthoven, John M. Davies and Jeffrey R. Harcourt.

     MMI has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). MMI has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in MMI being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.   IVM
     Strawinskylaan 1725
     1007 XX Amsterdam
     The Netherlands

     IVM is a Netherlands holding company that specializes in investing in insurance-related businesses. The outstanding share capital of IVM is owned by the Taro III Trust (the "Taro Trust"), a Liechtenstein trust.

     IVM has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). IVM has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in IVM being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.   (a)  Patrick Enthoven

     (b) c/o Ulmer & Berne LLP, 1300 East 9th Street, Suite 900, Cleveland, Ohio 44114-1583.

     (c) Patrick Enthoven has served as Chief Advisor of Insurance Operations of IVM Intersurer BV since July 1993 and as a Director of MMI since April 2001.

     (d) Patrick Enthoven has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Patrick Enthoven has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Mr. Enthoven being subject to a judgment, decree or final order enjoining future violations of, or

---------------------                                         ------------------
CUSIP NO. 359050-10-1            SCHEDULE 13D/A               Page 7 of 11 Pages
---------------------                                         ------------------

          prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Patrick Enthoven is a citizen of South Africa.

4.   (a)  John M. Davies

     (b) c/o Ulmer & Berne LLP, 1300 East 9th Street, Suite 900, Cleveland, Ohio 44114-1583.

     (c) John M. Davies has been associated with Frontier as a director since April 1999, as Chairman of the Board since January 2000 and as Chief Executive Officer and President since November 2000. Since June 1999, Mr. Davies has also served as President of Netrex LLC located at 270 South Service Road, Suite 45, Melville, New York 11747-2339. Since April 2001, Mr. Davies has also served as Chairman of the Board, President and CEO of MMI and MM Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of MMI ("MM Merger"), and a director of MM Merger, located at c/o Ulmer & Berne LLP, 1300 East 9th Street, Suite 900, Cleveland, Ohio 44114-1583.

     (d)  John M. Davies has not, during the last five years,  been convicted in
          a  criminal  proceeding   (excluding  traffic  violations  or  similar
          misdemeanors).

     (e) John M. Davies has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Mr. Davies being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  John M. Davies is a citizen of the United States.

5.   (a)  Jeffrey R. Harcourt

     (b) c/o Frontier Adjusters of America, Inc., 45 East Monterey Way, Phoenix, Arizona 85012

     (c) Jeffrey R. Harcourt has served as Chief Financial Officer of Frontier since August 1999, as a director of Frontier since April 1999, as Treasurer of Frontier since January 2000 and as Secretary of Frontier since April 2001. Since April 2001, Mr. Harcourt has also served as Chief Financial Officer, Secretary and Treasurer of MMI and MM Merger, and a director of MM Merger.

     (d) Jeffrey R. Harcourt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Jeffrey R. Harcourt has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Mr. Harcourt being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Jeffrey R. Harcourt is a citizen of the United States.

6.   Taro III Trust
     P.O. Box 827
     Staedtle 36
     FL-9490 Vaduz
     Liechtenstein

     Taro Trust is a Liechtenstein Trust that is managed by Guyerzeller Bank in Zurich, Switzerland. Its purpose is to hold investments and other property.

     Taro Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Taro Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Taro Trust being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                         ------------------
CUSIP NO. 359050-10-1            SCHEDULE 13D/A               Page 8 of 11 Pages
---------------------                                         ------------------

7.   (a)  Herman Hein Scholton

     (b)  Velazquezstraat 11, 1077 NG Amsterdam, The Netherlands.

     (c)  Herman  Hein  Scholton  serves as a Managing  Director of IVM and as a
          director   of  Scholco   Beheer  en   Management   B.V.,   located  at
          Velazquezstraat 11, 1077 NG Amsterdam, The Netherlands.

     (d) Herman Hein Scholton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Herman Hein Scholton has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Herman Hein Scholton being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Herman Hein Scholton is a citizen of The Netherlands.

8.   (a)  Sjoerd Willem Beelen

     (b)  Strawinskylaan 1725, 1077 XX Amsterdam, The Netherlands.

     (c) Sjoerd Willem Beelen serves as a Managing Director of IVM and as an attorney and account manager with Citco Nederland B.V., located at Strawinskylaan 1725, 1077 XX Amsterdam, The Netherlands.

     (d) Sjoerd Willem Beelen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Sjoerd Willem Beelen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Sjoerd Willem Beelen being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Sjoerd Willem Beelen is a citizen of The Netherlands.

9.   (a)  Monique Charlotte Rosenkotter-Donken

     (b)  Strawinskylaan 1725, 1077 XX Amsterdam, The Netherlands.

     (c) Monique Charlotte Rosenkotter-Donken serves as a Managing Director of IVM and as an attorney with Citco Nederland B.V., located at Strawinskylaan 1725, 1077 XX Amsterdam, The Netherlands.

     (d) Monique Charlotte Rosenkotter-Donken has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Monique Charlotte Rosenkotter-Donken has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in Monique Charlotte Rosenkotter-Donken being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Monique Charlotte Rosenkotter-Donken is a citizen of The Netherlands.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 2, 2001, MMI purchased 5,258,513 shares of common stock of Frontier (the "Shares") from UFAC for an aggregate consideration of $8,330,000. MMI financed the purchase of the shares with working capital and with the proceeds of a credit facility from Fifth Third Bank ("Bank") and Fifth Third Bank (Northeastern Ohio) ("Bank - NE") (collectively, "Banks"). Pursuant to the terms and conditions of a certain Credit Agreement dated April 30, 2001 ("Credit Agreement") by and among MMI and the Banks, Banks have made term loans to MMI in the aggregate principal amount of $8,000,000 (each a "Loan," collectively, the "Loans") to fund the acquisition of the Shares. The Loans include the following:

---------------------                                         ------------------
CUSIP NO. 359050-10-1            SCHEDULE 13D/A               Page 9 of 11 Pages
---------------------                                         ------------------

(1) $4,000,000 term loan by Bank - NE to MMI secured by a pledge and lien on all of the stock acquired from UFAC and a blanket lien on all of the assets of MMI;

(2) $1,000,000 term loan by Bank - NE to MMI secured by a blanket lien on all of the assets of MMI; and

(3)  $3,000,000 unsecured term loan by Bank to MMI.

The Loans are also secured by a collateral assignment of a certain life insurance policy on the life of John M. Davies. The Loans are guaranteed by (i) John M. Davies and his spouse, Allyn; and (ii) MM Merger. The guaranty by MM Merger is secured by a lien on all of its assets. Following the completion of the merger, it is anticipated that the Loans will be redocumented, with the Banks taking a lien on all of Frontier's assets.

Principal payments on Loans (1) and (2) are due and payable in equal monthly installments in immediately available funds at the principal office of Bank - NE on the last day of each month in arrears, beginning on February 28, 2002 with a final payment of principal due on April 30, 2006.

Interest will accrue on the principal amount of Loan (1) at the Bank Prime Rate plus 125 basis points and on Loan (2) at the Bank Prime Rate plus 175 basis points; provided that if the merger with Frontier is not completed by September 30, 2001, the rate on Loan (2) increases to 21% and if the merger is completed by then, the rate on Loan (2) drops to the Bank Prime Rate plus 125 basis points. Interest payments will be made in immediately available funds at the principal office of Bank - NE on the last day of each month in arrears, beginning with May 2001 and continuing during the term of the Loan. The entire principal amount of Loans (1) and (2), plus all accrued and unpaid interest and any other charges, advances, or fees required to be paid, will be due and payable on April 30, 2006.

Interest will accrue on Loan (3) at the rate of 21% per annum. Interest payments will be made in immediately available funds at the principal office of the Bank on the last day of each month in arrears, beginning on the last day of May 2001 and continuing during the term hereof. The entire principal amount of Loan (3), plus all accrued and unpaid interest and any other charges, advances or fees required to be paid, will be due and payable on October 30, 2003.

Also, IVM has loaned MMI the principal sum of $1 million, with interest at a rate per annum equal to the Bank Prime Rate less 100 basis points, which rate will be adjusted on October 31, 2001 and on April 30th and October 31st of each calendar year thereafter (with such rate to be in effect for the entire six month period until the next adjustment date). The entire principal amount and all accrued and unpaid interest will be due and payable on the earlier of: (i) upon demand by IVM; provided, however, that IVM will not make such demand if such action or the payment of amounts due under the note would constitute a default under any agreement or note evidencing the Loans described above; or
(ii) April 30, 2008. All amounts due under the note are expressly subordinated to all obligations and indebtedness due and owing by MMI to the Banks and any affiliates of such banks and any successor senior lender.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to a share purchase agreement dated April 27, 2001, MMI purchased the Shares for investment purposes on May 2, 2001. In addition, MMI has proposed to take Frontier private through a cash-out merger with MM Merger. Frontier's Board of Directors has unanimously approved this proposal and Frontier, MMI and MM Merger have entered into a Plan and Agreement of Merger (the "Merger Agreement"). Under the Merger Agreement, each outstanding share of common stock of Frontier (other than the shares held by MMI) would be exchanged for the right to receive $1.58 in cash. This merger is subject to approval by the shareholders of Frontier. Frontier expects to present the proposed merger for approval at a special meeting of Frontier's shareholders to be called for this purpose. No date has been set for this meeting. In due course, Frontier will file with the SEC the proxy materials and any other related documents pertinent to the proposed merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Merrymeeting, Inc.:

     (a)  Aggregate number of shares beneficially owned:              5,258,513

          Percentage of shares:                                            58.7%
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     (b)  Number of shares subject to sole voting power:                      0

          Number of shares subject to shared voting power:            5,258,513

          Number of shares subject to sole dispositive power:                 0

          Number of shares subject to shared dispositive power:       5,258,513


     IVM Intersurer BV:

     (a)  Aggregate number of shares beneficially owned:              2,629,257

          Percentage of shares:                                            29.3%

     (b)  Number of shares subject to sole voting power:                      0

          Number of shares subject to shared voting power:            2,629,257

          Number of shares subject to sole dispositive power:                 0

          Number of shares subject to shared dispositive power:       2,629,257


     Patrick Enthoven:

     (a)  Aggregate number of shares beneficially owned:              2,629,257

          Percentage of shares:                                            29.3%

     (b)  Number of shares subject to sole voting power:                      0

          Number of shares subject to shared voting power:            2,629,257

          Number of shares subject to sole dispositive power:                 0

          Number of shares subject to shared dispositive power:       2,629,257


     John M. Davies:

     (a)  Aggregate number of shares beneficially owned:              2,629,757

          Percentage of shares:                                            29.4%

     (b)  Number of shares subject to sole voting power:                    500

          Number of shares subject to shared voting power:            2,629,257

          Number of shares subject to sole dispositive power:               500

          Number of shares subject to shared dispositive power:       2,629,257

     (c) Except as described in this Item 5 and in Item 4 and Item 6 hereof, none of the Reporting Persons has effected any transactions in the Shares during the past sixty (60) days.

     (d)  N/A

     (e)  N/A

None of Jeffrey R. Harcourt, The Taro Trust, Herman Hein Scholton, Sjoerd Willem Beelen and Monique Charlotte Rosenkotter-Donken have sole or shared voting or dispositive power over any shares of Frontier.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The   Reporting   Persons  are  not  aware  of  any   contracts,   arrangements,
understandings or relationships  (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of Frontier, including but not limited to transfer or voting of any of the
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---------------------                                        -------------------

securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except to the extent that the Shares have been used as collateral against one Loan.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Credit Agreement

Exhibit 2 - Share Purchase Agreement dated April 27, 2001, by and among UFAC, as
            Seller, MMI, as Buyer, and Frontier.*

Exhibit 3 - Plan and  Agreement  of Merger  dated April 27,  2001,  by and among
            Frontier, MMI and MM Merger.*

Exhibit 4 - Joint Filing  Agreement  dated as of May 14, 2001,  by and among the
            Reporting Persons.*

* Filed previously with the SEC on May 14, 2001, on Schedule 13D.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 22, 2001              MERRYMEETING, INC., a Delaware corporation


                                   By: /s/ John M. Davies
                                       -----------------------------------------
                                       Name:  John M. Davies
                                       Title: President


                                   IVM INTERSURER BV, a Netherlands corporation


                                   By: /s/ Sjoerd Beelan
                                       -----------------------------------------
                                       Name:  Sjoerd Beelan
                                       Title: Managing Director

                                   By: /s/ M.C. Rosenkotter-Donken
                                       -----------------------------------------
                                       Name:  Monique C. Rosenkotter-Donken
                                       Title: Managing Director


                                   Patrick Enthoven

                                   /s/ Patrick Enthoven
                                   ---------------------------------------------
                                   Patrick Enthoven

                                   /s/ John M. Davies
                                   ---------------------------------------------
                                   John M. Davies